UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):    ☒ Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Roadrunner Transportation Systems, Inc.
Full Name of Registrant

Former Name if Applicable
4900 S. Pennsylvania Ave.
Address of Principal Executive Office (Street and Number)
Cudahy, Wisconsin 53110
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K for the fiscal year ended December 31, 2016 could not be filed by the date required due to delays in assembling all information required to complete the audited financial statements that are required to be included in the Annual Report on Form 10-K. These delays are the result of the previously announced restatement of our previously filed financial statements.
PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Peter R. Armbruster         (414)         615-1500
(Name)    (Area Code)    (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).                        ☒ Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                            ☒ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Registrant has not yet finalized the previously announced restatement of its financial statements including the Annual Report on Form 10-K/A for the year ended December 31, 2015 and the Quarterly Report on Form 10-Q/A for the quarters ended March 31, June 30, and September 30, 2016.  Although the Registrant has not finalized the restatements or its 2016 audited financial statements, the Registrant currently anticipates that results of operations for the year ended December 31, 2016 will reflect a non-cash impairment charge of at least $200 million.

Roadrunner Transportation Systems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date     March 16, 2017        By: /s/ Peter R. Armbruster
Peter R. Armbruster
Chief Financial Officer